MANAGEMENT’S DISCUSSION AND ANALYSIS
November 7, 2008

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated November 7, 2008, focuses upon the activities, results of operations, and liquidity and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and nine months ended September 30, 2008. In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the three and nine months ended September 30, 2008 and the audited financial statements, notes and MD&A for the year ended December 31, 2007.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Notes 2 and 3 to the audited financial statements of the Company for the year ended December 31, 2007. These accounting policies have been applied consistently for the three and nine months ended September 30, 2008.

ADDITIONAL INFORMATION

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in this MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed below under “Review of Financial Results” and “Liquidity and Capital Resources.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including the size, grade and  recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with  specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

OVERVIEW

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN” and in the United States on the OTCBB under the symbol “CZICF” and is engaged in the business of exploration and development of natural resource properties.

The Company’s principal focus is to advance the Prairie Creek Mine (the “Mine”), a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

In 2006 and 2007, the Company carried out major exploration and development programs at Prairie Creek, including driving a new underground decline tunnel approximately 600 metres long, which enabled completion of a significant underground diamond drilling program.  This led to the preparation, in October 2007, of a Technical Report (the “Report”) to National Instrument (“NI”) 43-101 standards, which estimates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.  The Measured and Indicated Resource is capable of supporting a mine life in excess of ten years at the planned 1,000 tonnes per day mining rate.

During the first nine months of 2008, significant progress was made on many fronts in advancing the Prairie Creek Mine towards production.  Applications for the main operating permits were submitted to the Mackenzie Valley Land and Water Board (“MVLWB”), which completed its preliminary screening in September 2008.  The applications have now moved on to the next stage of the regulatory process which is environmental assessment (“EA”) by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”).

A Quarry Permit was issued by Indian and Northern Affairs Canada in February 2008, a Type “B” Water Licence was issued by the MVLWB in March 2008 and authorization was received from Department of Fisheries and Oceans Canada in July 2008, all being required in order to carry out rehabilitation of the access road to the Prairie Creek Mine.  The rehabilitation work commenced in July 2008.  The Company’s existing 2003 Land Use Permit and Water Licence were renewed, in September 2008, for two and five years respectively.

Memoranda of Understanding were signed with Parks Canada in July 2008 and with Liidlii Kue First Nation and Nahanni Butte Dene Band in October 2008. The Company hopes to conclude similar arrangements with other local communities in the near future.  The Company believes that these important agreements will lead to co-operative and beneficial relationships with these parties and will assist in advancing the Prairie Creek Mine towards production.

At the Prairie Creek Mine ongoing site maintenance continued, including rehabilitation work on the access road, completion of a groundwater well drilling program, further engineering assessments and the removal and destruction of all the sodium cyanide which had been stored in drums on the property since 1982.  A Pre-Feasibility Study, which is being undertaken by SNC-Lavalin Inc. is underway, focusing on detailed mine planning and scheduling, process design and underground tailings disposal.

Canadian Zinc is in sound financial condition. At September 30, 2008 the Company had cash, cash equivalents and short term investments of $24.196 million compared to $28.414 million at December 31, 2007. However, in view of the current global financial uncertainty being experienced in the markets and with commodity prices, as discussed in this MD&A in the section entitled “Liquidity and Capital Resources,” CZN is seeking to minimize non-essential expenditures in 2009 to the extent possible. Such action is being taken to ensure that cash on hand is preserved to the maximum extent possible which will enable the Company to progress with the Prairie Creek Mine without the need to seek additional financing in the short-term.

RECENT DEVELOPMENTS

Memorandum of Understanding (“MOU”) with Liidlii Kue First Nation

Effective October 16, 2008, CZN and Liidlii Kue First Nation (“LKFN”) of Fort Simpson, Northwest Territories, entered into a MOU to formally establish a mutually beneficial, co-operative and productive relationship with regard to the exploration and development of the Prairie Creek Mine and to demonstrate that LKFN and Canadian Zinc intend to work together, as responsible corporate citizens of the region, in a spirit of co-operation for mutual benefit as well as social, ecological, cultural and economic well-being.

The purpose of the MOU is:
•
to provide a process through which Canadian Zinc, in pursuing its exploration and development activities at the Prairie Creek Mine, can consult with and accommodate the interests of LKFN with a view to amicably reconciling any issues that might arise;

•	to establish a relationship through which LKFN can identify opportunities for its businesses and members to participate in Canadian Zinc’s exploration and development activities; and
•
to set out the objectives, process and topics for the negotiation of an Impact Benefits Agreement (“IBA”) between LKFN and Canadian Zinc, which is specifically intended to cover the future operations of the Prairie Creek Mine project.

The MOU provides for implementation of a more formalized structure for communication and information exchange through, among other things, the appointment of a Community Information Representative, establishing a Communications Committee and hiring an Environmental Monitor.

In the MOU, Canadian Zinc has agreed to make its best efforts to employ LKFN members and to assist LKFN and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project.  Canadian Zinc and LKFN have agreed to use their best efforts to negotiate an IBA but nothing in the MOU is intended to define, create or extinguish any rights of LKFN or CZN and the MOU is not legally binding on the parties.

The Liidlii Kue First Nation of Fort Simpson, Northwest Territories, is a member of the Dehcho First Nations.  Fort Simpson, located approximately 500 kilometres east of the Prairie Creek Mine, is the administrative centre and main service centre of the Dehcho region.  Fort Simpson has a population of approximately 1,200 and the LKFN Band, which is the largest in the Dehcho has 1,175 Members.

Memorandum of Understanding with Nahanni Butte Dene Band

Effective October 28, 2008, CZN and Nahanni Butte Dene Bank (“NBDB”) of Nahanni Butte, Northwest Territories, entered into a MOU, similar to that with LKFN, to establish a mutually beneficial, co-operative and productive relationship.   In the MOU, NBDB agrees to maintain close communication links with CZN, participate in good faith in current and pending environmental assessment and regulatory processes, and not to oppose, “in principle,” mining operations at Prairie Creek. CZN has agreed to apply best efforts to employ NBDB members and to assist NBDB and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project. The MOU also provides for the subsequent negotiation of an IBA regarding mining operations. Nothing within the MOU is intended to define, create or extinguish any rights of NBDB or CZN and the MOU is not legally binding on the parties.

The Nahanni Butte Dene Band of Nahanni Butte, Northwest Territories, is a member of the Dehcho First Nations. Nahanni Butte is the closest community to the Prairie Creek mine and is located approximately 90 kilometres southeast of the minesite. Nahanni Butte has a population of approximately 90 people.

Applications for Operating Licence/Permit

On May 28, 2008, the Company applied to the MVLWB for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road. The proposed new operation at Prairie Creek utilizes the existing infrastructure and facilities that were built in the 1980’s and which will be upgraded and enhanced to meet current-day environmental standards. The improvements proposed for specific site facilities will further mitigate the potential impact the Project may have on the environment. Specifically, the Company proposes to place waste rock and tailings underground in a cemented backfill mix, use the existing large pond for temporary water storage, and place development waste rock in an engineered facility removed from the Prairie Creek floodplain.

A summary of the proposed Prairie Creek mine operations follows:

The Mine: All mining will be performed from underground. Underground development and workings (about 5,000 metres) already exist on three levels, including the new 600 metre decline driven in 2006/07. Proposed production rates will initially start at 600 tonnes per day and will build to 1,200 tonnes per day. Mining will occur on a year round basis by cut-and-fill methods. Mine voids will be backfilled with a mix of flotation tailings, waste rock aggregate and cement. The current planned mine life is 10 - 14 years.

The Mill: The Mill, which is already constructed on site but never operated, will process 600-1,000 tonnes per day. Ore will be crushed to a gravel-size and subjected to dense media separation (“DMS”). The lighter, uneconomic “gangue” minerals will create a waste rock aggregate. Denser material will be processed further by grinding and flotation to produce concentrates of lead sulphide, zinc sulphide and lead oxide. No hazardous chemicals will be used in the process.

Concentrates and Road Haul: The concentrates will be bagged, stored under cover and trucked off-site on flat-deck trailers over the winter road. CZN holds a Type “A” LUP (MV2003F0028) for the use of the winter road from the Prairie Creek Mine to the Liard Highway. The permit for the existing road has been determined to be exempt from environmental assessment (Canadian Zinc Corporation vs. MVLWB, NWT Supreme Court, 2004). CZN has also applied for Type “A” LUP’s for two new transfer facilities to be located approximately mid-point along the winter road and at the junction of the winter road with the Liard Highway.

Environment: Extensive environmental data has been collected at the Prairie Creek Mine Site over recent years to update and add to the baseline information that was collected previously as far back as the late 1970’s. Sixteen years of water flow data have been recorded on the Prairie Creek watercourse adjacent to the Mine Site. Canadian Zinc now has an extensive database on water quality, stream flows, local climatic variables, and wildlife in the area.

Waste Management: All flotation tailings will be backfilled into the voids in the underground mine in a mix with the waste rock aggregate and cement. The flotation tailings are expected to be non-acid generating with low sulphide content and excess buffering capacity. Waste rock from underground development along with excess waste rock aggregate from the DMS plant will be placed in an engineered Waste Rock Pile (“WRP”) in the adjacent Harrison Creek valley.

Water Management: An existing large pond facility, originally intended in 1980 for tailings disposal, will be reconfigured, relined and recertified to form a two-celled Water Storage Pond. Mine drainage, treated sewage water and WRP runoff will report to the first cell. Water for the mill process will be taken from this first cell. Excess water from the first cell will overflow into the second cell. Used water from the Mill will also report to the second cell. The second cell will feed a water treatment plant. The treated water will discharge to the existing certified Polishing Pond and from there into the existing Catchment Pond, before final discharge to the environment.

Site Infrastructure: The Site presently contains a near complete mill, three levels of underground workings, a fuel tank farm, office facilities, accommodation facilities and workshops. Existing buildings and structures will be upgraded and modernized. New facilities will include fuel-efficient low-emission power generation units, a kitchen/accommodation block, concentrate shed and an incinerator.

Socio-Economics and Manpower: The operation of the Prairie Creek Mine will provide substantial economic stimulus to the region, and presents a unique opportunity to enhance the social and economic well-being of the surrounding communities. There will be approximately 220 direct full time jobs, half of this number being on-site at any one time. Personnel will generally work a three weeks on, three weeks off schedule (with variations as required). Canadian Zinc’s objective is to employ a workforce with a 35% northern content, and a minimum 15% First Nations content. The Company anticipates that it will provide assistance through the provision of training programs. In addition, there will be many indirect business and employment opportunities, mostly related to transport, supply of the Mine Site and environmental monitoring and management.

Mine Closure: At the end of the Mine’s life, the Site will be reclaimed. The underground development will be backfilled. Bulkheads at strategic points will help limit the movement of groundwater. The objective is to create a complete seal to ensure there is no long term mine drainage. The WRP will be covered and sealed with a clay-rich soil. Site buildings and infrastructure, if deemed not to have any future use, will be dismantled and the Site will be returned to its natural setting.

Subsequent to submitting the applications to the MVLWB, the Company responded to a number of requests for additional information from the Board.  On July 14, 2008, the MVLWB advised the Company that all applications were deemed complete and that the Board was proceeding to the next stage of the regulatory process. A subsequent letter from MVLWB, dated July 21, 2008, indicated that the Board was moving forward with a preliminary screening of the application and had requested comments from interested parties by August 8, 2008.

The MVLWB conducted a review of the submissions, and comments of reviewers, and interested parties, and of the submissions made by CZN.  After conducting and completing the preliminary screening the MVLWB determined that the land use permit and water licence applications might have a significant impact on the environment and might be the cause of public concern.  The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.  The MVLWB therefore resolved, on September 17, 2008, to refer the land use permit applications as well as the water licence application to the MVEIRB for environmental assessment.

All MVLWB comments and documents may be viewed on the MVLWB website at http://www.mvlwb.ca/mv/registry.aspx.

Environmental Assessment

On August 11, 2008, the Company was informed by letter from the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) that Indian and Northern Affairs Canada, as per Section 126(2)(a) of the Mackenzie Valley Resource Management Act, referred the proposed development of Prairie Creek to environmental assessment (“EA”) both on its own behalf and on request from the Nahanni Butte Dene Band as per Article 12 of the Settlement Agreement between the Dehcho First Nations and the Government of Canada.

An EA is the next stage in the regulatory process following preliminary screening. The initial phase of the EA, and the main activities to date, consisted of community scoping sessions to determine the scope of the Terms of Reference for the EA. The Company participated in six public scoping sessions in several communities and in Yellowknife in late September/early October 2008 in order to allow discussion and questions to be addressed to assist in determining the overall scope of the EA process.

The MVEIRB originally proposed a deadline of October 14, 2008, for interested parties to provide scoping submissions. This was subsequently amended to October 20, 2008 following requests for an extension from certain parties.

On November 3, 2008, CZN provided the MVEIRB with its response to the public comments received.  This CZN response and the comments from interested parties will be reviewed by the MVEIRB, which will issue the draft terms of reference, which will be followed by a further comment period, and then a final decision on the scope of the EA.  There are no set timelines at present for the MVEIRB review of the scoping comments and CZN’s response thereto.  However, the MVEIRB has indicated that it currently anticipates providing further guidance on how the EA will proceed in the last week of November 2008.  The ultimate decision of the MVEIRB with regard to the terms of reference and scope for the EA will determine the timeline and cost of the permitting process.

All comments and documents can be viewed on the MVEIRB website at http://www.mveirb.nt.ca/registry/index.php.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued. These permits will include conditions that will ensure CZN meets appropriate environmental guidelines.

Since 2001 the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the MVLWB, including two Type “B” Water Licences, four land Use permits for exploration activities and underground development and a winter road permit.  Although the Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities, the Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.

Department of Fisheries and Oceans Approval of Road Work

In April 2007, a Land Use Permit for use of the winter road, which connects the Prairie Creek mine with the Liard Highway, was obtained from the MVLWB. The Company applied for a Type “B” Water Licence in June 2007 in order to complete part of the road rehabilitation work along the Prairie Creek stream-bed and this Water Licence was issued on March 20, 2008. Authorization for this rehabilitation work was received from Fisheries and Oceans Canada on July 15, 2008.

Water Licence and Land Use Permit Renewals

In September 2008, the MVLWB granted the Company an extension to Land Use Permit MV2001C0023 for two years (to September 9, 2010) and renewal of the Water Licence MV2001L2-0003 for five years (to September 9, 2013). This Land Use Permit and Water Licence relate to underground development activities and a metallurgical pilot plant operation.

Nahanni National Park Reserve (“NNPR”)

The Prairie Creek project is located in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River and in proximity to, but outside of, the Nahanni National Park Reserve. In August 2007, the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of NNPR. The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion. The surface lands surrounding the Prairie Creek mine, containing approximately 367 square kilometres, are specifically excluded and exempted from the interim land withdrawal. Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the NNPR the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

The exclusion of the Prairie Creek mine from the proposed Nahanni National Park expansion area has brought clarity to the land use policy objectives for the region. Canadian Zinc believes that the Prairie Creek mine and the expanded NNPR can co-exist and that, properly planned and managed, the expanded Park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact upon the Park or its ecological integrity.

Parks Canada Memorandum of Understanding

On July 29, 2008, Parks Canada Agency (“Parks Canada”) and Canadian Zinc entered into a MOU with regard to the expansion of the Nahanni National Park Reserve and the development of the Prairie Creek Mine, whereby:

•
Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded NNPR and an operating Prairie Creek Mine.

•
Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine and will manage the expansion of NNPR so that the expansion does not in its own right negatively affect development of, or reasonable access to and from, the Prairie Creek Mine.

•
Canadian Zinc accepts and supports the proposed expansion of the NNPR and will manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni Park.

Parks Canada and Canadian Zinc (the “Parties”) have agreed to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team which will better identify, define and consider issues of common interest, including, among other things, access to and from the Prairie Creek Mine through the proposed expanded Park and the park boundaries around the Prairie Creek Mine properties. The Parties have also agreed to share with one another and the Technical Team any existing technical and scientific information relevant to a discussion and analysis of issues of common interest to the Parties.

The MOU, which is valid for three years is intended to cover the period up to the development of the Prairie Creek Mine (Phase I) and may be amended or renewed as agreed by the Parties and may be terminated by either Parks Canada or Canadian Zinc on not less than three months written notice. It is contemplated that the Phase I MOU will be replaced by a further MOU (Phase II) which will address the operation of the mine and the expanded Nahanni Park.

The MOU is an expression of the mutual intentions of the parties and is not legally binding or enforceable.  The MOU does not create any  new powers or duties or alter or affect any rights, powers or duties established by law, including by the Parks Canada Agency Act  and the Canada National Parks Act, or result in the Parties relinquishing any right, jurisdiction, power, privilege, prerogative or immunity.

To the extent that the Prairie Creek Mine is subject to regulatory or government processes, including hearings, Parks Canada reserves the right, while recognizing the intent of the MOU, to participate in any such process and take such positions as it sees fit and the MOU does not constrain Parks Canada from doing so, subject only to the understanding that Parks Canada has agreed not to object to or oppose, in principle, the development of the Prairie Creek Mine.

Operations Update

Ongoing site preparation and care and maintenance work, including environmental management and water treatment, continued at the Prairie Creek Mine site as the project moves toward production.

Good progress was made on reopening and rehabilitating the road which connects the Prairie Creek Mine to the Liard Highway.  A new base for the roadbed was re-established along the Prairie Creek River, immediately north of the mine site and to further protect the road bed from any future erosion in proximity to the Prairie Creek water course. Work on the road repair project continued up until the end of October 2008.

In July 2008, in response to local concerns and environmental sensitivities Canadian Zinc removed from the Prairie Creek site drums of sodium cyanide that had been stored on the property since 1982. The material had been safely stored and monitored in an engineered and covered storage facility.

Under the direction of Hazco Environmental Services Ltd. (“Hazco”), Canadian Zinc undertook a program in 2007 to repack the old sodium cyanide drums into new overpack drums suitable for transport off-site. Following receipt of the necessary regulatory approvals, an airlift of the repacked sodium cyanide drums and associated repackaging waste took place utilizing a DHC-5 rear loading Buffalo aircraft, which shuttled the material from the Prairie Creek mine site to Fort Simpson. From Fort Simpson, Hazco transported the cyanide by truck to Cyanide Destruct Systems in Barrie, Ontario and the repackaging waste was removed to Earth Tech’s Swan Hills Treatment Centre in Alberta for destruction and disposal.

During September 2008, the Company completed a diamond drilling program to install a number of water wells to monitor groundwater conditions beneath the mine-site.  Data gathered from this monitoring program will assist in the EA process and also with future mine design. Drillholes were also completed in the area of the proposed Water Storage Pond to monitor slope stability.

Pre-Feasibility Study

A Technical Report (the “Report”) dated October 12, 2007, was prepared by MineFill Services Inc. (David Stone and Stephen Godden – Qualified Independent Persons), to National Instrument (“NI”) 43-101 standards, following the results of part of the 2007 drilling program. The Report estimates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

The Report has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com, or on the Company’s website at www.canadianzinc.com.

The Measured and Indicated Resource is capable of supporting a mine life in excess of ten years at the planned 1,000 tonnes per day mining rate. The Company is now examining the various operating alternatives outlined in the 2001 preliminary Scoping Study and is working towards updating and converting the Scoping Study into a Pre-Feasibility study utilizing the recent NI 43-101Technical Report.

The new Pre-Feasibility study is being undertaken by SNC-Lavalin Inc. The work to date has focused on detailed mine planning and scheduling, process design, including a new dense media separation system, and underground tailings disposal.  A fresh bulk sample and representative water samples were recently extracted from underground and transported to SGS Lakefield for laboratory and metallurgical testing to produce representative tailings and process water.  Detailed transportation studies were also carried out.  The Pre-Feasibility study is scheduled to be completed in early 2009.

The 2001 Scoping Study is now considered to be out of date and should not be relied upon. The Company anticipates that the capital costs to place the Prairie Creek Mine into production will be significantly greater than estimated in the Scoping Study. The indicated capital costs will be re-estimated in the Pre-Feasibility study, which is being undertaken by SNC-Lavalin Inc.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the three and nine months ended September 30, 2008 and other public disclosure documents of the Company.

For the three and nine months ended September 30, 2008, the Company reported net losses of $184,000 and $559,000 respectively, compared to losses of $1,000 and $237,000 for the three and nine months ended September 30, 2007. The increased loss for the nine months ended September 30, 2008, was mainly attributable to stock-based compensation expense of $202,000, relating to the vesting of stock options granted in prior periods; there was no equivalent charge in the three and nine month periods ended September 30, 2007. The Company also saw a decline in interest revenue for the three and nine months ended September 30, 2008, as described below.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests. For the nine months ended September 30, 2008, the Company incurred $2.409 million (nine months ended September 30, 2007 - $8.915 million), excluding amortization and accretion charges capitalized, on exploration and development on the Prairie Creek Property. A cost recovery of $942,000 was received in April 2008 following a reconciliation of the 2006/2007 underground contract (see Note 6 to the unaudited financial statements as at September 30, 2008). The overall decrease in expenditures relates to the lower level of activities at the Prairie Creek Mine site following completion, in late 2007, of the exploration programs which commenced in 2006. Expenditures in the three months to September 30, 2008 amounted to $1.425 million (three months ended September 30, 2007 - $4.867 million).

Particulars of the deferred exploration and development costs are shown in Note 6 to the unaudited financial statements for the nine months ended September 30, 2008.

Revenue and Interest Income

The Company is in the development stage and does not generate any cash flows from operations. To date, the Company has not earned any significant revenues other than interest income. Interest income for the three and nine months ended September 30, 2008 was $184,000 and $698,000 respectively compared to $375,000 and $1.026 million for the comparative prior year periods. The decrease is attributable to the overall decrease in amounts available for investment during the three and nine months ended September 30, 2008 compared to the equivalent prior year period. There has also been a general decline in available market rates during the periods ended September 30, 2008 as a result of global uncertainty in the financial markets.

Administrative Expenses

Administrative expenses (excluding stock based compensation, write down on marketable securities and amortization) for the three and nine months ended September 30, 2008 were $331,000 and $994,000 respectively, compared to $350,000 and $1.110 million in the three and nine months ended September 30, 2007. The decrease was largely attributable to lower professional fees and reduced investor relations activity levels, partially offset by an increase in management expenses and directors fees.

Other Non-Cash Expenses

In the three and nine months ended September 30, 2008, the Company recorded expenses for stock-based compensation of $17,000 and $202,000 relating to the vesting of stock options granted to officers, employees and contractors during the year ended December 31, 2007. There was no equivalent charge for the three and nine month periods ended September 30, 2007. This increase relates to the timing of options granted. The stock-based compensation expense value has been calculated using the Black-Scholes valuation method and assumptions as described in the ”Critical Accounting Estimates” section to this MD&A. The assumptions used in the calculation are described in Note 10(a) to the audited financial statements at December 31, 2007.

Amortization costs relating to mining plant and equipment of $42,000 and $125,000 for the three and nine months ended September 30, 2008 (three and nine months to September 30, 2007 - $35,000 and $103,000) and the asset retirement obligation asset of $18,000 and $44,000 (three and nine months to September 30, 2007 - $32,000 and $97,000) were capitalized to resource interests.

The Company recorded write-downs on its marketable securities of $15,000 and $46,000 for the three and nine months ended September 30, 2008 (three and nine months to September 30, 2007 - $25,000 and $150,000). The marketable securities were designated as held for trading assets by the Company upon the adoption, on January 1, 2007, of new accounting standards relating to financial instruments as described in more detail in the “Critical Accounting Estimates” section to this MD&A. This write-down in value is based upon the market value of the shares at September 30, 2008. Further details relating to the Company’s marketable securities are included in Note 4 to the unaudited financial statements for the three and nine months ended September 30, 2008.

Income Taxes

The Company is currently not profitable and has a valuation allowance against its future income tax assets; accordingly, there was no current or future income tax expense recorded during the three and nine months ended September 30, 2008 or 2007 respectively.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The accounting policies outlined in Notes 2 and 3 of the Company’s audited financial statements for the year ended December 31, 2007, have been applied consistently for the nine months ended September 30, 2008, with the exception of the initial adoption of new accounting standards as described below.

On January 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1535, “Capital Disclosures” and Section 3862, “Financial Instruments – Disclosure.” These new accounting standards provide the requirements for the disclosure about the Company’s capital and how it is managed, and disclosure of quantitative and qualitative information in the financial statements to enable users to evaluate (a) the significance of financial instruments to the Company’s financial position and performance and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed as well as management’s objectives, policies and procedures for managing such risks. Additional information on the adoption of these accounting standards can be found in Note 2 to the unaudited financial statements as at September 30, 2008.

On February 13, 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that the use of  IFRS will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies). The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact implementation of IFRS will have on its financial statements through, among other items, initial review of IFRS standards currently in place and “diagnostic” of the impact on the Company’s current accounting policies. However, the financial reporting impact of the transition cannot be reasonably estimated at this time. The Company is also ensuring that certain key individuals involved in its financial reporting processes, and moving forward, the implementation of IFRS, receive adequate training in IFRS, primarily through use of available courses.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with GAAP in Canada and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any). The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice. These estimates are reviewed, on an ongoing basis, as new or updated information and facts arise. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2007. The following is a discussion of the accounting estimates that are significant in determining the Company’s financial results and position:

Resource Interests

The Company defers (capitalizes) all acquisition, exploration and development costs that relate to its Prairie Creek Property. The carrying value of resource interests are reviewed at least annually or when events or changes in circumstances suggest the carrying value of such assets may not be recoverable (utilizing undiscounted estimates of cash flows) or has become impaired. When the carrying values of resource interests are determined to be greater than undiscounted cash flows, impairment is recorded to write down the assets to their estimated fair value. In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Asset retirement obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at September 30, 2008, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.5 million, mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1.221 million based upon the following assumptions: long-term inflation rate of 2.5%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of ten years.

Stock-based compensation

The Company applies the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).  Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended December 31,
	2007	2006	2005
Dividend yield	0%	0%	0%
Risk free interest rate	4.07%	4.02%	3.5%
Expected life	5 years	5 years	5 years
Expected volatility	89%	101%	91%

No stock options have been granted by the Company subsequent to December 31, 2007.

Financial Instruments

As disclosed in Note 3(b) to the audited financial statements for the year ended December 31, 2007 and in Note 11 to the unaudited financial statements for the nine months ended September 30, 2008, the Company elected to classify its short term investments and cash equivalents as held for trading assets which requires that gains or losses from changes in fair value are taken directly to net income as this was considered the most appropriate classification. Should a different classification have been determined, it is possible that such gains or losses would have been included in other comprehensive income instead of net income.

The Company has also included note disclosure concerning some of the risk factors relating to its financial instruments – see Note 11 to the unaudited financial statements for the nine months ended September 30, 2008.

SUMMARY OF QUARTERLY RESULTS

(thousands of dollars except per share amounts)
Quarter ended	Interest income $	Net (Loss) $	Net (Loss) per Common Share $
September 30, 2008	184	(184)	(0.00)
June 30, 2008	218	(152)	(0.00)
March 31, 2008	296	(223)	(0.00)
December 31, 2007	208	(684)	(0.01)
September 30, 2007	375	(1)	(0.00)
June 30, 2007	331	(171)	(0.00)
March 31, 2007	320	(64)	(0.00)
December 31, 2006	304	(966)	(0.02)

The Company’s sole source of revenue continues to be interest income on its cash, cash equivalents and short term investment balances following share issuances during the last two fiscal years. Quarterly losses reflect the general and administrative costs incurred by the Company; quarters that show an increased loss relevant to others are typically those in which amounts have been recorded for stock-based compensation expense following the granting and vesting of stock options to employees and consultants.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2008, the Company had cash and cash equivalents of $3.351 million, short-term investments of $20.845 million and a positive working capital balance of $23.903 million. As at December 31, 2007, the Company had cash and cash equivalents of $6.919 million, short-term investments of $21.495 million and a positive working capital balance of $27.432 million. Accordingly, the Company believes that it remains in a strong position to further continue with its planned exploration, development and permitting activities at the Prairie Creek Mine.

The Company’s short-term investments consist primarily of Bankers’ Acceptances and Guaranteed Investment Certificates; accordingly, the Company’s investments have not been impacted by the recent market issues relating to asset-backed commercial paper or sub-prime debt instruments, except in so far as the rates of return have declined generally across the market such that the interest earned on investments is currently lower than in early 2007.

Canadian Zinc does not generate any cash flows from operations and has no income other than interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities. With the exception of 471,101 warrants which were exercised for proceeds of $340,000 during the nine months ended September 30, 2008, no new financing arrangements were entered into during the nine months ended September 30, 2008. It is anticipated that future additional financing will be required at such time as the Prairie Creek Mine is to be further developed in order to commence commercial production, subject to the Company successfully obtaining the required permits and licences to operate.

The Company continued to incur expenditures on its Prairie Creek Mine site during the nine months ended September 30, 2008 during which time $2.409 million was expended on exploration and development costs. Details of the Company’s deferred exploration and development costs are included in Note 6 to the unaudited financial statements for the nine months ended September 30, 2008. The Company also purchased, during the nine months ended September 30, 2008, $350,000 of mining equipment from a contractor that had been working on the Prairie Creek underground drilling program that ended in late 2007.

The Company’s accounts payable and accrued liabilities at September 30, 2008 were $490,000 compared to $1.254 million at December 31, 2007. This decrease follows the termination of the exploration program and a reduced level of activity at the Prairie Creek Mine Site during the nine months ended September 30, 2008.

Canadian Zinc considers that its capital resources are adequate to support the current operations and short to medium-term plans of the Company. However, additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on acceptable terms, due to conditions beyond the control of the Company, such as uncertainty in the capital markets.  This is discussed in more detail in the “risks and uncertainties” section in the Company’s Annual Information Form dated March 28, 2008, a copy of which can be obtained on SEDAR at www.sedar.com.

In light of the current global financial market turmoil and uncertainty, the Company has performed a review of planned programs and activities for 2009 with a view to preserving cash used in operations as much as possible while still working towards obtaining permits to operate the Prairie Creek Mine. Accordingly, the Company has implemented a number of cost saving measures and continues to review other avenues whereby additional costs can be saved.

The Company has also reviewed its current investment portfolio and, during October 2008, determined that it was appropriate to allocate a portion of its investments to equities in order to seek a better return on its capital resources. As at the current date, a total of approximately $990,000 has been invested in the equity stock of a number of major mining companies.

NORMAL COURSE ISSUER BID

The Company has obtained TSX approval to conduct a normal course issuer bid (the “Bid”) pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company, representing approximately 4.1% of the issued and outstanding common shares of the Company of 120,685,063 as at May 1, 2008. The Company is of the view that the recent market prices of the common shares of the Company do not properly reflect the underlying value of the Company's assets. No insiders of the Company intend to participate in the Bid.

The Bid may be carried out from May 13, 2008 for a period of up to one year. Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 44,876 common shares, which is 25% of the average daily trading volume of 179,505 common shares on the TSX over the six months prior to the commencement of the Bid, subject to certain prescribed exceptions. Purchases pursuant to the Bid will be made from time to time through the facilities of the TSX. Common shares purchased will be paid for with cash available from the Company's working capital.

During the three months ended September 30, 2008, the Company acquired 342,500 common shares under the normal course issuer bid for a total cost of $118,000. Subsequent to September 30, 2008, a further 204,000 common shares were purchased for total expenditure of $55,000. All shares purchased under the Company’s normal course issuer bid are cancelled and returned to treasury as soon as practical after the purchase date.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2007, dated March 28, 2008, which is filed on SEDAR and which may be found at www.sedar.com. The principal risks and uncertainties faced by the Company are also summarized in the MD&A for the year ended December 31, 2007.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements at this time.

As at November 7, 2008, the Company had the following securities issued and outstanding:

Common shares	120,138,563
Share purchase options	4,205,000	exercisable between $0.60 - $0.94 per share.
Share purchase warrants	9,715,012	exercisable between $0.93 - $1.20 per share.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated, and continue to evaluate, the design and effectiveness of the Company’s disclosure controls and procedures as of September 30, 2008, and have concluded that such disclosure controls and procedures were operating effectively at that date.

There were no significant changes to the Company’s disclosure controls process during the nine months ended September 30, 2008.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is mitigated by management and Board review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting to the public.

The CEO and the CFO have evaluated the design of internal controls over financial reporting as at September 30, 2008; the Company believes that its internal controls over financial reporting, at that date, were designed effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the nine months ended September 30, 2008.

The Company made certain changes to its systems of internal controls over financial reporting in 2007 that did not materially affect, and are not reasonably likely to materially affect, internal control over financial reporting. During this process, management identified certain potential deficiencies in internal control over financial reporting, but none which were individually or cumulatively considered to be material weaknesses. The design of a control system must reflect that there are staffing and financial resource constraints, and that the benefits of controls must be considered relative to their costs to the Company. Due to the limited number of staff at Canadian Zinc, it is not feasible or cost effective to achieve complete segregation of incompatible duties. These risks are not considered to be significant. The Company’s management has taken such action as it considers appropriate to minimize any potential risks from these deficiencies, including using outside consultants and advisors when deemed appropriate.

-End-